UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grand Toys International Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

386490 10 6

(CUSIP Number)

Cheng Hsieh, Jeff

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East, Kowloon, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copy to:

Steven C. Nelson, Esq.

Dorsey & Whitney LLP

Suite 3008, One Pacific Place

88 Queensway

Hong Kong

March 24, 2005, April 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 386490 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheng Hsieh, Jeff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Citizen of Hong Kong S.A.R.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,780,962

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,780,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,780,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.4%

14.	Type of Reporting Person (See Instructions) IN

(1)                                The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cornerstone Beststep International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,780,962

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,780,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,780,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.4%

14.	Type of Reporting Person (See Instructions) CO

(1)                                The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cornerstone Overseas Investments, Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

(1)                                The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Centralink Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,780,962

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,780,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,780,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.4%

14.	Type of Reporting Person (See Instructions) CO

(1)                                The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on August 26, 2004 relating to the American Depositary Shares, or ADSs (“Grand HK ADSs”), representing ownership interests in the ordinary shares, nominal value HK$1 per share, of Grand Toys International Limited, a Hong Kong limited company (“Grand HK”).  The principal offices of Grand HK are located at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Except as otherwise described herein, the information contained in the initial Schedule 13D remains in effect, and all capitalized terms shall have the meaning previously ascribed to them.  Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

Item 2.	Identity and Background

The response to Item 2 is hereby amended and restated as follows:

(a) – (c)                               This Statement is being jointly filed by (i) Centralink Investments Limited (“Centralink”) by virtue of its direct ownership of Grand HK ADSs, (ii) Cornerstone Beststep International Limited (“CBIL”) and Mr. Hsieh, by virtue of their indirect ownership of Grand HK ADSs and (iii) Cornerstone Overseas Investments, Limited (“COIL”) by virtue of its former indirect ownership of Grand HK ADSs.  Centralink, CBIL, COIL and Mr. Hsieh are collectively the “Reporting Persons” and individually, a “Reporting Person.”

Centralink is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Its directors and executive officers are:

Name	Title

Cheng HSIEH, Jeff	Director

Henry Hai Lin HU	Director

CBIL is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Its directors and executive officers are:

Name	Title

Cheng HSIEH, Jeff	Director

COIL is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Its directors and executive officers are:

Name	Title

Cheng HSIEH, Jeff	Director

The principal employment of Mr. Hsieh is as a Director of COIL, CBIL and Centralink. The principal employment of the officers and directors named above are as stated above.

(d) – (e)                            During the last five years, neither Centralink, CBIL, COIL, Mr. Hsieh or  Henry Hai Lin Hu have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, is or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

(f)                                                            Messrs. Hsieh and Hu are all citizens of Hong Kong S.A.R.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 is hereby amended and restated as follows:

Under the subscription and exchange agreement, as amended (the “Subscription Agreement”), by and among Grand Toys International, Inc. (“Grand US”), Grand Toys International Limited (“Grand HK”) and Centralink, Centralink subscribed for 10,000,000 Grand HK ADSs in exchange for all of the shares of Playwell International Limited (“Playwell”), a wholly-owned subsidiary of Centralink, and cash and other consideration in a total amount of US$11,000,000. Centralink and Cornerstone used their working capital to finance this subscription price.

As part of an internal reorganization, Mr. Hsieh and COIL entered into an agreement (the “Transfer Agreement”) pursuant to which COIL transferred all of its equity interest in

Centralink, the direct owner of the Grand HK ADSs, to Mr. Hsieh in exchange for US$1.00.  Immediately thereafter, Mr. Hsieh contributed Centralink into CBIL as a capital contribution.  Mr. Hsieh used his personal funds to finance the acquisition.  As a result of the reorganization, CBIL is the direct parent of Centralink.  Mr. Hsieh remains the ultimate beneficial owner of the Grand HK ADSs.  COIL does not have any interest in the Grand HK ADSs.

Under the subscription agreement (the “Note Agreement”) by and between Grand HK and Centralink, Centralink subscribed for an exchangeable note (the “Note”) issued by Grand HK in the principal amount of US$7,675,000 in consideration of a cash loan in the amount of US$7,400,000.  Centralink and Cornerstone used their working capital to finance the subscription price.  The Note was exchanged for 2,000,000 Series A Preference Shares (the “Preference Shares”) plus US$145,089.04 in accrued interest, which was satisfied by the issuance of 52,175 Grand ADSs, immediately after the Grand HK annual general meeting on April 15, 2005.  The Preference Shares are convertible into 2,804,600 Grand HK ADSs.

Item 4.	Purpose of Transaction

The response to Item 4 is hereby amended and restated as follows:

The parties to the Subscription Agreement believe that the combination of Playwell’s manufacturing and sourcing expertise, financial resources and cost-management skills and experience and Grand US’ marketing and distribution presence in North America and the combined significant toy industry experience of the management of Playwell and Grand US will create a vertically-integrated company that will have manufacturing and distribution capabilities and allow Grand HK to expand its product offerings significantly. They also believe that together, the combined company will be a larger and financially more stable company and a stronger vehicle for future expansion.

In the future, Grand HK expects to seek to identify and acquire complementary companies which have experienced management with proven track records, but which lack cost-effective manufacturing and proper sales channels into mass market retailers and large distributors. In this regard, several acquisition opportunities have been identified as potentially attractive. However, Grand HK recently did not have the financial resources to pursue these acquisition opportunities due to the transactions contemplated by the Subscription Agreement.

Management of CBIL believes that these potential acquisition opportunities have businesses and/or personnel that would complement and enhance the prospective business and organization of Grand HK. CBIL believes that these opportunities were only available for a finite amount of time.  Since the transactions contemplated by the Subscription Agreement had taken a significant amount of time, COIL pursued these negotiations on its own with the intention that COIL would offer to contribute these acquired businesses to Grand HK in the future for additional equity interest in Grand HK.  As a result of an internal reorganization, certain of the businesses acquired by COIL have been transferred to CBIL.  CBIL maintains the intention to offer to contribute these acquired businesses to Grand HK in the future for additional equity interest in Grand HK.

CBIL expects that the terms upon which it will contribute these businesses to Grand HK will first be negotiated on an arms-length basis between CBIL and the directors of Grand HK who are not affiliated with CBIL. If an agreement providing for the contribution of these businesses to Grand HK is reached, the consummation of such transaction will be conditioned on the affirmative vote of a majority of the shareholders of Grand HK who are not affiliated with CBIL at a general meeting of Grand HK shareholders convened for that purpose. This self imposed requirement that any transfer of any of these businesses from CBIL to Grand HK must be approved by the independent directors, who will constitute a majority of the board, and the disinterested shareholders of Grand HK provides assurance that such a transfer will occur, if at all, only if the contribution is in the best interest of Grand HK and then only on terms that are fair to its shareholders.

The parties entered into the Note Agreement in order to fund the cash portion of the purchase price of Grand HK’s acquisition of International Playthings, Inc. (“IPI”) and to provide ongoing working capital.  The Note was sold at a US$275,000 discount in order to compensate Mr. Hsieh for providing IPI with the option to require Mr. Hsieh to purchase, after the first anniversary of the closing of the acquisition, the Grand HK ADSs received by IPI as partial consideration for its assets.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 is hereby amended and restated as follows:

(a)                                  As of the date of this Statement, the Reporting Persons (except COIL) beneficially owned in the aggregate 13,780,962 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Preference Shares), representing approximately 72.4% of the outstanding Grand HK ADSs based on the 16,234,937 outstanding on June 30, 2005 (plus 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Preference Shares, and including 52,175 Grand HK ADSs issued to Centralink in lieu of a cash interest payment under the Note).  The 13,780,962 Grand HK ADSs include certain Grand HK ADSs that CBIL will cause Centralink to transfer to Mr. Hu as consideration for certain consulting services (see Item 6).  The foregoing percentage is based on 16,234,937 Grand HK ADSs disclosed as issued and outstanding as of June 30, 2005, as described in the Form 6-K filed with the SEC by Grand HK on August 16, 2005.

(b)                                 As of the date of this Statement, Centralink is the direct beneficial owner of all 13,780,962 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Preference Shares) being reported by the Reporting Persons.  The 13,780,962 Grand HK ADSs include Grand HK ADSs that CBIL will transfer to Mr. Hu as consideration for certain consulting services (see Item 6).  CBIL is the sole parent of Centralink and an indirect beneficial owner of the 13,780,962 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Preference Shares) being reported.   Mr. Hsieh is the direct beneficial owner of CBIL and an indirect beneficial owner of the 13,780,962 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Preference Shares) being reported.   Centralink, CBIL and Mr. Hsieh have shared power to vote or direct the vote of all 13,780,962 Grand HK ADSs (including 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Preference Shares) and shared power to dispose or direct the disposition of such Grand HK ADSs.

(c)                                  The Reporting Persons (except COIL) acquired the 2,856,775 Grand HK ADSs (including the 2,804,600 Grand HK ADSs issuable by Grand HK upon conversion of the Preference Shares) pursuant to the transactions contemplated by the Note Agreement, as described in the proxy statement for annual general meeting filed with the SEC on Form 6-K on April 4, 2005.  The Reporting Persons (except COIL) will also dispose of certain Grand HK ADS held by Centralink as described in Item 6 hereof.

(d)                                 Not applicable.

(e)                                  COIL ceased to be a beneficial owner of more than five percent of the Grand HK ADSs on March 24, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 6 is hereby amended and restated as follows:

COIL has entered into a Consulting Agreement, dated August 25, 2004 (the “Consulting Agreement”), with Henry Hai Lin Hu (“Mr. Hu”) pursuant to which Mr. Hu performed certain consulting services for COIL.  As part of the internal reorganization described in Item 3, COIL’s interest, rights and obligations in the Consulting Agreement were assigned and transferred to CBIL.  The Consulting Agreement was amended by oral agreement between COIL and Mr. Hu in early May 2005.  Under the Consulting Agreement, as amended, Mr. Hu shall receive, upon completion of certain milestones, among other things, a number of Grand HK ADSs held by Centralink equal to US$2,000,000 in value, at a price per Grand HK ADS of US$2.75 per Grand HK ADS.  Mr. Hu will receive approximately 727,272 Grand HK ADSs.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among Centralink, CBIL, COIL and Mr. Hsieh

Exhibit 99.1

Amended and Restated Agreement and Plan of Merger between Grand Toys International Limited and Grand Toys International, Inc. (incorporated by reference to Annex A contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

Exhibit 99.2

Subscription and Exchange Agreement, dated November 14, 2003, by and among Grand Toys International, Inc., Grand Toys International Limited and Centralink Investments Limited, as amended by Amendment No. 1, dated as of March 6, 2004, Amendment No. 2, dated as of March 31, 2004 and Amendment No. 3, dated as of May 31, 2004. (incorporated by reference to Annex B contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

Exhibit 99.3

Subscription Agreement, dated February 28, 2005, by and between Grand Toys International Limited and Centralink Investments Limited (incorporated by reference to Annex C to the Proxy Statement for Annual General Meeting of Grand HK contained in the Form 6-K filed with the SEC on April 4, 2005)

Exhibit 99.4

Consulting Agreement, dated as of August 25, 2004, between Cornerstone Overseas Investments, Limited and Henry Hai Lin Hu (incorporated by reference to the Schedule 13D filed by Centralink, COIL and Mr. Hsieh on August 26, 2004)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 8, 2005

CENTRALINK INVESTMENTS LIMITED

By:	/s/ Cheng Hsieh, Jeff
Name:	Cheng Hsieh, Jeff
Title:	Director

CORNERSTONE BESTSTEP INTERNATIONAL LIMITED

By:	/s/ Cheng Hsieh, Jeff
Name:	Cheng Hsieh, Jeff
Title:	Director

CORNERSTONE OVERSEAS INVESTMENTS, LIMITED

By:	/s/ Cheng Hsieh, Jeff
Name:	Cheng Hsieh, Jeff
Title:	Director

By:	/s/ Cheng Hsieh, Jeff
Name:	Cheng Hsieh, Jeff

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the American Depositary Shares of Grand Toys International Limited and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Date: September 8, 2005

CENTRALINK INVESTMENTS LIMITED

By:	/s/ Cheng Hsieh, Jeff
Name:	Cheng Hsieh, Jeff
Title:	Director

CORNERSTONE BESTSTEP INTERNATIONAL LIMITED

By:	/s/ Cheng Hsieh, Jeff
Name:	Cheng Hsieh, Jeff
Title:	Director

CORNERSTONE OVERSEAS INVESTMENTS, LIMITED

By:	/s/ Cheng Hsieh, Jeff
Name:	Cheng Hsieh, Jeff
Title:	Director

By:	/s/ Cheng Hsieh, Jeff
Name:	Cheng Hsieh, Jeff